Exhibit 9.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

INTRODUCTION

The accompanying unaudited pro forma condensed consolidated financial statements reflect the consolidated financial position of Natrol, Inc. (the Company) as of March 31, 2007 and the results of its operations for the year ended December 31, 2006 and three months ended March 31, 2007 after giving pro forma effects to the purchase of Medical Research Institute, Inc. (MRI) completed after the close of business on June 1, 2007. The unaudited pro forma information does not purport to be indicative of actual results that would have been achieved had the acquisition actually been completed as of the dates indicated on the following pages nor which may be achieved in the future.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

Three  months ended March 31, 2007

(in thousands, except share and per share data)

	Natrol Actual	MRI Actual	Business Combination Adjustments		Combined Pro Forma

Net sales	$18,707	$4,434	—		$23,141
Cost of goods sold	9,921	2,138	—		12,059
Gross profit	8,786	2,296	—		11,082

Selling and marketing expense	5,026	1,261	—		6,287
General and administrative expense	3,016	1,346	—		4,362
Total operating expense	8,042	2,607	—		10,649

Operating income (loss)	744	(311)	—		433

Interest income	32	32	(25	)(a)	39
Interest expense	(221)	(1)	(113	)(b)	(335)
Income (loss) before taxes	555	(280)	(138)		137

Income tax Provision	215	1	(163	)(c)	53
Net Income	340	(281)	25		84

Income per share:
Basic	$0.02				$0.01
Diluted	$0.02				$0.01

Weighted-average shares outstanding:
Basic	14,145,073				14,145,073
Diluted	15,226,377				15,226,377

(a)          Gives effect to  the assumption that MRI’s average cash balance was reduced by an average of $3.0 million during the quarter

(b)         Gives effect to the assumption that the consolidated entity would have borrowed an average of $5.5 million during the period at an average rate of 8.25%.

(c)          Gives effect to the combined entity paying the Company’s average tax rate of 38%.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

Year ended December 31, 2006

(in thousands, except share and per share data)

	Natrol. Actual	MRI Actual	Business Combination Adjustments		Combined Pro Forma

Net sales	$65,564	$21,429	—		$86,993
Cost of goods sold	37,131	9,008	—		46,139
Gross profit	28,433	12,421	—		40,854

Selling and marketing expense	16,655	2,944	—		19,599
General and administrative expense	11,065	6,589	—		17,654
Total operating expense	27,720	9,533	—		37,253

Operating income (loss)	713	2,888	—		3,601

Gain on sales of property	230				230
Interest income	229	122	(12	)(a)	339
Other income	—	207	—		207
Interest expense	(690)	—	(577	)(b)	(1,267)
Income before taxes	482	3,217	(589)		3,110

Income tax provision	47	82	998	(c)	1,127
Net Income	435	3,135	(1,587)		1,983

Income per share:
Basic	$0.03				$0.15
Diluted	$0.03				$0.14

Weighted-average shares outstanding:
Basic	13,619,783				13,619,783
Diluted	13,746,670				13,746,670

(d)         Gives effect to  the assumption that MRI’s average cash balance was reduced by an average of $1.5 million during the year.

(e)          Gives effect to the assumption that the consolidated entity would have borrowed an average of $7.0 million during the year at an average rate of 8.25%.

(f)            Gives effect to the combined entity paying the Company’s historical average tax rate of 38% on incremental earnings

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

MARCH 31, 2007

(in thousands)

	Natrol Actual	Business Combination Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$581	$1,048	(a)	$1,629
Accounts receivable, net of allowances	8,487	2,756	(b)	11,243
Inventory	11,444	2,948	(b)	14,392
Income taxes receivable	280			280
Deferred income taxes	1,634			1,634
Prepaid expenses and other current assets	1,602	96	(b)	1,698
Total current assets	24,028	6,848		30,876

Property and equipment, net	13,614	146	(b)	13,760

Restricted cash	5,250			5,250
Deferred income taxes	4,265			4,265
Goodwill, net of accumulated amortization and impairment charge	2,026	146	(c)	2,172
Trademarks	5,730			5,730
Patents, net		300	(b)	300
Other assets	933			933
Total assets	$55,846	$7,440		$63,286

Liabilities and stockholders’ equity
Current liabilities:
Line of credit	$2,952	5,500	(d)	$8,452
Accounts payable	4,274	1,607	(b)	5,881
Accrued expenses	2,763	147	(b)	2,910
Related party payable		140	(b)	140
Accrued payroll and related liabilities	1,326			1,326
Current portion of long-term debt	423	12	(b)	435
Total current liabilities	11,738	7,406		19,144

Long-term debt, less current portion	6,191	34	(b)	6,225

Commitments and contingencies

Stockholders’ equity:
Preferred stock, par value of $0.01 per share: Authorized shares—2,000,000; Issued and outstanding shares—none	—			—
Common stock, par value of $0.01 per share: Authorized shares—50,000,000 Issued and outstanding shares—14,152,227 and 14,116,148 at March 31, 2007 and December 31, 2006, respectively	142			142
Additional paid-in capital	61,826			61,826
Accumulated deficit	(24,069)			(24,069)
Accumulated other comprehensive income	18			18
Total stockholders’ equity	37,917			37,917
Total liabilities and stockholders’ equity	$55,846			$63,286

a)	Assumes that $3.1 million of cash was used to pay the sellers of MRI
b)	Assumes all assets and liabilities were combined at the value that was stated on MRI’s balance sheet as of March 31, 2007.
c)	Goodwill represents the excess of the amount invested by Natrol to purchase the stock of MRI over the net assets acquired in the transaction.
d)	Assumes the Company borrowed $5.5 million from its line of credit to complete the transaction.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2007 gives effect to the consolidated results of operations for the three months ended March 31, 2007, as if the acquisition of MRI occurred at January 1, 2007. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2006 gives effect to the operations for the year ended December 31, 2006, as if the acquisition of MRI occurred at January 1, 2006. These results are not necessarily indicative of the consolidated results of operations of the Company as they may be in the future, or as they might have been had these events been effective at January 1, 2006 and 2007, respectively.

The unaudited pro forma condensed consolidated balance sheet gives effect to the financial position at March 31, 2007, as if the acquisition of MRI occurred at March 31, 2007. Such consolidated financial position is not necessarily indicative of the consolidated financial position of the Company as it may be in the future, or as it might have been had these events been effective at March 31, 2007. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements of the Company and MRI and the related notes thereto contained in the Natrol, Inc. annual report on Form 10K as of and for the year ended December 31, 2006 and quarterly report on Form 10Q as of and for the quarter ended March 31, 2007 as filed with the Securities and Exchange Commission.